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Exhibit 99.01
Supplemental Nine Months Ended Financial Statements
NSP-MINNESOTA'S MANAGEMENT'S DISCUSSION AND ANALYSIS

    Discussion of financial condition and liquidity for NSP-Minnesota are omitted per conditions set forth in general instructions H (1) (a) and (b) of Form 10-Q for wholly owned subsidiaries. It is replaced with management's narrative analysis and the results of operations as set forth in general instructions H (2) (a) of Form 10-Q for wholly owned subsidiaries (reduced disclosure format).

Forward Looking Information

    The following discussion and analysis by management focuses on those factors that had a material effect on the financial condition and results of operations of NSP-Minnesota during the periods presented, or are expected to have a material impact in the future. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and Notes.

    Except for the historical statements contained in this report, the matters discussed in the following discussion and analysis are forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate," "estimate," "expect," "objective," "outlook," "possible," "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to:

  •
  general economic conditions, including their impact on capital expenditures

  •
  business conditions in the energy industry

  •
  competitive factors

  •
  unusual weather

  •
  changes in federal or state legislation

  •
  regulation

  •
  the other risk factors listed from time to time by NSP-Minnesota in reports filed with the Securities and Exchange Commission (SEC), including Exhibit 99.02 to this Report on Form 10.

RESULTS OF OPERATIONS—FIRST NINE MONTHS
OF 2000 VS FIRST NINE MONTHS OF 1999

    The following discussion is based on the financial condition and operations of NSP-Minnesota as if the Xcel Energy merger and the transfer of utility assets had occurred as of January 1 of the earliest period presented.

    NSP-Minnesota's net income was approximately $82 million for the first nine months of 2000, compared with approximately $127 million for the first nine months of 1999.

Special Charges

    During the third quarter of 2000, NSP-Minnesota expensed pretax special charges totaling approximately $59.1 million. The pretax charges included expenses related to one-time transaction-related costs incurred in connection with the merger of NSP and NCE and pretax charges pertaining to incremental costs of transition and integration activities associated with the merger. For more information, see Note 2.

Electric Utility Margins

    The following table details the change in electric revenue and margin. Electric production expenses tend to vary with changing retail and wholesale sales requirements and unit cost changes in fuel and purchased power. Due to fuel clause cost recovery mechanisms for retail customers in several states and the ability to vary wholesale prices with changing market conditions, most fluctuations in energy costs do not affect electric margin. However, the fuel clause cost recovery in the Minnesota, North Dakota and South Dakota jurisdictions does not allow for complete recovery of all variable production expenses and, therefore, higher costs in periods of extreme temperatures can result in an adverse earnings impact.

	Nine Months Ended Sept. 30
(Millions of Dollars)	2000	1999
Electric revenue	$1,808	$1,776
Electric fuel and purchased power	(637)	(648)

Electric margin	$1,171	$1,128

    Electric revenue and margin for the first nine months of 2000 increased, compared with the first nine months of 1999, largely due to actual retail sales growth of 2.5 percent. Weather-adjusted retail sales growth increased electric margin by approximately $38 million, but was partially offset by unfavorable temperatures which decreased electric margin by approximately $11 million. In addition, NSP-Minnesota's wholesale operation increased electric margin by approximately $17 million.

Gas Utility Margins

    The following table details the change in gas revenue and margin. The cost of gas tends to vary with changing sales requirements and unit cost of gas purchases. However, due to purchased gas cost recovery mechanisms for retail customers, fluctuations in the cost of gas have little effect on gas margin.

	Nine Months Ended Sept. 30
(Millions of Dollars)	2000	1999
Gas revenue	$300	$242
Cost of gas purchased and transported	(200)	(148)

Gas margin	$100	$94

    Gas revenue for the first nine months of 2000 increased, compared with the first nine months of 1999, largely due to increased cost of gas, which is recovered in Minnesota through the purchased gas adjustment clause. Gas margin increased due to firm gas sales growth, increased interruptible sales and higher transportation revenues.

Non-Fuel Operating Expense and Other Costs

    Regulated Other Operation and Maintenance Expense increased by approximately $16 million, or 3.0 percent, for the first nine months of 2000, compared with the first nine months of 1999. The increase is largely due to the timing of outages at the Prairie Island and Monticello nuclear plants, which increased costs by $17 million.

    Depreciation and Amortization Expense increased by approximately $11 million, or 4.9 percent, for the nine months of 2000, compared with the first nine months of 1999, primarily due to increased capital additions to utility plant.

    Interest expense increased by approximately $18 million, or 24.4 percent, for the first nine months of 2000, compared with the nine months of 1999, primarily due to increased debt levels.

Northern States Power Company, Minnesota (Consolidated)

a Subsidiary of Xcel Energy Inc.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Thousands of Dollars)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2000	1999	2000	1999
Operating revenues:
Electric utility	$696,290	$723,268	$1,807,919	$1,776,444
Gas utility	64,741	43,976	300,011	241,781

Total revenue	761,031	767,244	2,107,930	2,018,225
Operating expenses:
Electric fuel and purchased power	251,469	272,015	637,307	648,060
Cost of gas sold and transported	44,474	28,767	199,961	148,182
Other operating and maintenance expenses	175,871	173,412	555,847	539,497
Depreciation and amortization	80,743	77,775	241,992	230,795
Taxes (other than income taxes)	54,691	54,364	158,840	160,382
Special charges (see Note 2)	59,059	—	59,059	—

Total operating expenses	666,307	606,333	1,853,006	1,726,916

Operating income	94,724	160,911	254,924	291,309
Other income (deductions)—net	(870)	1,519	(763)	516
Interest charges and financing costs:
Interest charges—net of amount capitalized	32,681	27,177	93,487	75,119
Distributions on redeemable preferred securities of subsidiary trust	3,938	3,937	11,813	11,813

Total interest charges and financing costs	36,619	31,114	105,300	86,932

Income before income taxes	57,235	131,316	148,861	204,893
Income taxes	32,072	52,066	66,590	77,509

Net Income	$25,163	$79,250	$82,271	$127,384

The Notes to Consolidated Financial Statements are an integral part of the Statements of Income.

Northern States Power Company, Minnesota (Consolidated)

a Subsidiary of Xcel Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Thousands of Dollars)

	Nine Months Ended Sept, 30
	2000	1999
Operating activities:
Net income	$82,271	$127,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	254,214	243,744
Nuclear fuel amortization	32,937	37,783
Deferred income taxes	(3,477)	(25,452)
Amortization of investment tax credits	(6,149)	(6,065)
Allowance for equity funds used during construction	1,025	(1,455)
Conservation incentive accrual adjustment—noncash	19,966	35,035
Change in accounts receivable	15,419	32,890
Change in inventories	(16,994)	(10,944)
Change in other current assets	52,938	6,892
Change in accounts payable	36,605	(27,692)
Change in other current liabilities	(22,262)	21,125
Change in other assets and liabilities	(47,196)	26,491

Net cash provided by operating activities	399,297	459,736
Investing activities:
Capital/construction expenditures	(264,327)	(232,430)
Allowance for equity funds used during construction	(1,025)	1,455
Investments in external decommissioning fund	(38,921)	(32,649)
Other investments—net	(6,565)	(6,454)

Net cash used in investing activities	(310,838)	(270,078)
Financing activities:
Short-term borrowings—net	155,996	64,922
Proceeds from issuance of long-term debt—net	96,123	264,970
Repayment of long-term debt, including reacquisition premiums	(97,036)	(203,056)
Capital distributions to parent	(222,376)	(291,232)

Net cash used in financing activities	(67,293)	(164,396)

Net increase in cash and cash equivalents	21,166	25,262
Cash and cash equivalents at beginning of period	11,344	20,125

Cash and cash equivalents at end of period	$32,510	$45,387

The Notes to Consolidated Financial Statements are an integral part of the Statements of Cash Flow.

Northern States Power Company, Minnesota (Consolidated)

a Subsidiary of Xcel Energy Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Thousands of Dollars)

	Sept. 30 2000	Dec. 31 1999
ASSETS
Current assets:
Cash and cash equivalents	$32,510	$11,344
Accounts receivable—net of allowance for bad debts of $5,189 and $5,503, respectively	331,907	347,326
Accrued unbilled revenues	101,111	122,493
Materials and supplies inventories at average cost	104,307	101,678
Fuel and gas inventories at average cost	65,880	51,514
Prepayments and other	18,584	50,141

Total current assets	654,299	684,496

Property, plant and equipment, at cost:
Electric utility	6,419,618	6,320,214
Gas utility	645,594	629,158
Other and construction work in progress	512,705	441,141

Total property, plant and equipment	7,577,917	7,390,513
Less: accumulated depreciation	(4,043,859)	(3,855,225)
Nuclear fuel—net of accumulated amortization of $956,274 and $923,336, respectively	89,075	102,727

Net property, plant and equipment	3,623,133	3,638,015

Other assets:
Nuclear decommissioning fund investments	559,171	517,129
Other investments	26,305	25,341
Regulatory assets	220,443	208,176
Deferred charges and other	137,211	94,549

Total other assets	943,130	845,195

Total Assets	$5,220,562	$5,167,706

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$248,174	$255,718
Short-term debt	576,190	420,193
Accounts payable	203,150	203,684
Accounts payable to affiliates	44,414	7,268
Taxes accrued	157,616	162,748
Other	127,317	177,541

Total current liabilities	1,356,861	1,227,152

Deferred credits and other liabilities:
Deferred income taxes	665,920	681,431
Deferred investment tax credits	93,505	100,105
Regulatory liabilities	485,129	439,717
Benefit obligations and other	144,872	146,620

Total deferred credits and other liabilities	1,389,426	1,367,873

Long-term debt	1,210,142	1,186,586
Mandatorily redeemable preferred securities of subsidiary trust	200,000	200,000
Common stock and paid-in capital	125,561	145,613
Retained earnings	965,186	1,052,088
Leveraged shares held by ESOP at cost	(26,614)	(11,606)

Total common stockholder equity	1,064,133	1,186,095
Commitments and contingencies (see Note 5)

Total Liabilities and Equity	$5,220,562	$5,167,706

The Notes to Consolidated Financial Statements are an integral part of the Balance Sheets.

Northern States Power Company, Minnesota (Consolidated)

a Subsidiary of Xcel Energy Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of NSP-Minnesota as of Sept. 30, 2000, and Dec. 31, 1999, the results of its operations for the three and nine months ended Sept. 30, 2000 and 1999, and its cash flows for the nine months ended Sept. 30, 2000 and 1999. Due to the seasonality of electric and gas sales of NSP-Minnesota quarterly and year-to-date results are not necessarily an appropriate base from which to project annual results.

    The accounting policies of NSP-Minnesota are set forth in Note 1 to the annual financial statements included in Item 13 of this Form 10. The following notes should be read in conjunction with such policies and other disclosures in Note 1 of this Form 10.

1. Merger to Create Xcel Energy

    On Aug. 18, 2000, New Century Energies (NCE) and Northern States Power Company (NSP) merged and formed Xcel Energy Inc. Xcel Energy, a Minnesota corporation, is a registered holding company under the Public Utility Holding Company Act of 1935. Each share of NCE common stock was exchanged for 1.55 shares of Xcel Energy common stock. NSP shares became Xcel Energy shares on a one-for-one basis. The merger was structured as a tax-free, stock-for-stock exchange for shareholders of both companies (except for fractional shares), and accounted for as a pooling of interests. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed wholly-owned subsidiary of Xcel Energy named NSP-Minnesota.

2. Special Charges

    Consistent with pooling accounting requirements, upon consummation of the merger in the third quarter of 2000, Xcel Energy expensed all merger-related costs. During the third quarter of 2000, Xcel Energy recognized pretax special charges totaling $201 million in merger-related costs. During the third quarter of 2000, an allocation of $159 million of these merger costs was made to the utility subsidiaries of Xcel Energy consistent with prior regulatory filings and NSP-Minnesota's share is reported on the accompanying financial statements as special charges.

    The pretax charges included $49 million related to one-time transaction-related costs incurred in connection with the merger of NSP and NCE. These transaction costs include investment banker fees, legal and regulatory approval costs, and expenses for support of and assistance with planning and completing the merger transaction.

    Also included were $110 million of pretax charges pertaining to incremental costs of transition and integration activities associated with merging NSP and NCE to begin operations as Xcel Energy. These transition costs include approximately $68 million for severance and related expenses associated with staff reductions of 656 employees, most of whom were released in September and October 2000. Other transition and integration costs include amounts incurred for facility consolidation, systems integration, regulatory transition, merger communications and operations integration assistance.

    In addition to the special charges recorded in third quarter 2000, Xcel Energy anticipates approximately $30 million to be incurred in the fourth quarter of 2000 for additional merger transition, integration and severance activities that are expected to occur prior to year-end. Management expects the majority of its merger-related transition and integration activities to be completed by early 2001 so that Xcel Energy can fully realize in 2001 and future years the operating synergies anticipated from the merger of NSP and NCE. Once incurred, an allocation of fourth quarter merger costs will be made to Xcel Energy's utility subsidiaries, including NSP-Minnesota.

3. Business Developments

    Nuclear Management Company (NMC)—During 1999, NSP-Minnesota, Wisconsin Electric Power Co., Wisconsin Public Service Corp. and Alliant Energy established the NMC. The four companies operate seven nuclear units at five sites, with a total generation capacity exceeding 3,650 megawatts.

    During the second quarter of 2000, the Nuclear Regulatory Commission (NRC) approved requests by NMC's four affiliated utilities to transfer operating authority for their five nuclear plants to NMC. NRC action paves the way for NMC to assume management of operations and maintenance at the five plants. The NRC also is considering requests from three intervenors for hearings regarding NSP-Minnesota's application. NMC responsibilities will include oversight of on-site dry storage facilities for used nuclear fuel at the Point Beach and Prairie Island nuclear plants. Utility plant owners will continue to own the plants, control all energy produced by the plants and retain responsibility for nuclear liability insurance and decommissioning costs. The transfer of operating authority will formally establish NMC as an operating company, with a senior management team focused on sharing best practices. Existing personnel will continue to provide day-to-day plant operations, with the additional benefit of tapping into ideas from all NMC-operated plants for improved safety, reliability and operational performance.

    During the third quarter of 2000, NMC and Consumers Energy (CE) reached a tentative agreement, subject to the approval of the CE Board of Directors, for NMC to operate CE's 789-megawatt Palisades nuclear plant in Covert, Mich. The addition of Palisades would give NMC 4,500 megawatts of generation, making it the sixth largest operator of nuclear plants in the United States.

    Black Dog Plant Project—During June 2000, the Minnesota Public Utilities Commission (MPUC) issued a certificate of need for the Black Dog plant repowering project. The project involves converting two of Black Dog's four electric generating units from coal to natural gas, a move that will result in greater operating efficiency and cleaner power production, including a reduction in NSP-Minnesota's air emissions. Using natural gas combined-cycle technology, output from the two units will be boosted by more than 100 megawatts. Other key regulatory approvals are needed from the Minnesota Environmental Quality Board and Pollution Control Agency. NSP-Minnesota expects to receive final approvals in the second half of 2000 and then immediately begin construction. The project should be completed prior to the summer of 2002.

4. Regulation and Rate Matters

    Conservation Recovery—NSP-Minnesota has had a 4.1 percent conservation rate surcharge in place since 1998, pending resolution of the conservation incentive recovery issue. On July 31, 2000, the MPUC approved NSP-Minnesota's request to prospectively reduce the surcharge level to 0.68 percent (consistent with current costs to be recovered) and to refund cumulative overcollections of approximately $24 million. The refund will occur during December 2000. This refund does not include the 1998 conservation incentive amounts still under appeal. Although cash flows will be reduced, NSP-Minnesota does not expect any earnings impact from these actions due to accruals previously recorded.

    Fuel Clause Adjustment (FCA)—In June 2000, the MPUC approved a change under which bills received by NSP-Minnesota's electricity customers will more accurately reflect energy costs on a timely basis. The FCA is a mechanism that allows NSP-Minnesota to bill customers for the actual cost of fuel used to generate electricity at its plants and energy purchased from other suppliers. Previously, the adjustment reflected prior period costs, and it would take approximately three months for customer bills to reflect higher, or lower, fuel costs incurred by NSP-Minnesota. Under the new method,

NSP-Minnesota bases the customer billing adjustment on projected energy costs for the current month, and corrects in a subsequent month any differences between projected costs and actual costs incurred. This improved matching between costs and usage should encourage customers to take appropriate steps to reduce energy use during peak periods—when costs are at their highest—while giving appropriate price signals when costs are lower during off-peak periods. NSP-Minnesota implemented the revised fuel clause adjustment with July 2000 billings.

    Energy Cost Recovery—On April 3, 2000, the Minnesota Office of Attorney General (OAG) filed a petition with the MPUC asking the MPUC to initiate an investigation of NSP-Minnesota's fuel and purchased energy cost recoveries under the FCA provisions of NSP's tariffs. The OAG alleged NSP-Minnesota could be improperly diverting low-cost NSP-Minnesota generation supplies to the wholesale market to increase profits, while recovering higher-cost energy purchases through the FCA. NSP-Minnesota contends that it has followed the appropriate FCA rules and regulations. On July 20, 2000, the MPUC issued an order in which it indicated that the record before the MPUC did not reflect any specific allegations of wrongdoing. However, the MPUC instructed NSP-Minnesota and the OAG to resolve any concerns and file a report with the MPUC. It is currently anticipated that a report or update will be filed with the MPUC in January 2001.

    North Dakota Rate Case—In October 2000, NSP-Minnesota filed a natural gas rate increase request with the North Dakota Public Service Commission. The request seeks to increase natural gas rates by approximately 3.3 percent or $1.4 million annually.

5. Commitments and Contingent Liabilities

    Lawsuits and claims arise in the normal course of business. Management, after consultation with legal counsel, has recorded an estimate of the probable cost of settlement or other disposition of them.

    NSP-Minnesota has been or is currently involved with the cleanup of contamination from certain hazardous substances at several sites. In many situations, NSP-Minnesota is pursuing or intends to pursue insurance claims and believes it will recover some portion of these costs through such claims. Additionally, where applicable, NSP-Minnesota is pursuing, or intends to pursue, recovery from other potentially responsible parties and through the rate regulatory process. To the extent any costs are not recovered through the options listed above, NSP-Minnesota would be required to recognize an expense for such unrecoverable amounts.

    The circumstances set forth in Notes 12 and 13 to the annual financial statements included in Item 13 of this Form 10 appropriately represent, in all material respects, the current status of commitments and contingent liabilities, including those regarding public liability for claims resulting from any nuclear incident.

6. Short-Term Borrowings and Financing Activities

    At Sept. 30, 2000, NSP-Minnesota had approximately $576 million of short-term debt outstanding at a weighted average interest rate of 6.61 percent.

    As of Sept. 30, 2000, NSP-Minnesota had a $300-million revolving credit facility under a commitment fee arrangement. This facility provides short-term financing in the form of bank loans, letters of credit and support for commercial paper sales.

    NSP-Minnesota plans to file a $500 million long-term debt shelf registration during the fourth quarter of 2000.

7. Segment Information

    NSP-Minnesota has two reportable segments Electric Utility and Gas Utility. All figures are in thousands of dollars.

    The segment results for the third quarter and the first nine months of 2000, reflect the write-off of special charges related to the merger.

NSP-Minnesota

Three Months Ended: Sept. 30, 2000	Electric Utility	Gas Utility	Consolidated Total
Revenues from:
External customers	$696,112	$62,223	$758,335
Internal customers	178	2,518	2,696

Total revenue	696,290	64,741	761,031
Segment net income	31,686	(6,523)	25,163
Sept. 30, 1999
Revenues from:
External customers	$723,102	$45,182	$768,284
Internal customers	166	(1,206)	(1,040)

Total revenue	723,268	43,976	767,244
Segment net income	87,030	(7,780)	79,250
Nine Months Ended: Sept. 30, 2000	Electric Utility	Gas Utility	Consolidated Total
Revenues from:
External customers	$1,807,426	$298,489	$2,105,915
Internal customers	493	1,522	2,015

Total revenue	1,807,919	300,011	2,107,930
Segment net income	75,611	6,660	82,271
Sept. 30, 1999
Revenues from:
External customers	$1,775,938	$244,058	$2,019,996
Internal customers	506	(2,277)	(1,771)

Total revenue	1,776,444	241,781	2,018,225
Segment net income	118,513	8,871	127,384

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Exhibit 99.01 Supplemental Nine Months Ended Financial Statements NSP-MINNESOTA'S MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS—FIRST NINE MONTHS OF 2000 VS FIRST NINE MONTHS OF 1999
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (Thousands of Dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Thousands of Dollars)
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Thousands of Dollars)